Dreyfus Premier Short - Intermediate Municipal Bond Fund   September 30, 1999 (Unaudited)

Statement of Investments

June 30, 2005 (Unaudited)

	Amount ($)	Value ($)
Long-Term Municipal Investments--98.0%		
Alabama--1.1%		
Jefferson County, Limited Obligation		
School Warrants:		
5%, 1/1/2007	1,500,000	1,545,330
5%, 1/1/2008	1,000,000	1,046,650
Alaska--1.2%		
Alaska Housing Finance Corp.		
(State Capital Project) 4%, 7/1/2005 (Insured; MBIA)	2,635,000	2,635,105
Arkansas--.9%		
Arkansas Student Loan Authority, Revenue		
(Student Loan) 5.35%, 6/1/2009	2,000,000	2,080,040
California--4.0%		
California Department of Water Resources,		
Power Supply Revenue		
5.25%, 5/1/2007 (Insured; MBIA)	2,500,000	2,613,275
California Statewide Communities Development Authority,		
Revenue (Kaiser Permanente)		
3.875%, 4/1/2010	5,000,000	5,092,200
San Diego County, COP		
(Burnham Institute) 5.15%, 9/1/2006	400,000	406,604
Truckee-Donner Public Utility District, COP		
4%, 1/1/2007 (Insured; ACA)	1,000,000	1,013,700
Colorado--1.3%		
Countrydale Metropolitan District		
3.50%, 12/1/2007 (LOC; Compass Bank)	3,000,000	3,010,260
Connecticut--1.0%		
Greenwich Housing Authority, MFHR (Greenwich Close):		
5.95%, 9/1/2006	310,000	315,202
6.05%, 9/1/2007	330,000	339,369
Mashantucket Western Pequot Tribe, Special Revenue		
6.50%, 9/1/2005	1,260,000	1,266,287
Mohegan Tribe of Indians of Connecticut Gaming Authority,		
Priority Distribution Payment, Public Improvement		
5%, 1/1/2008	300,000	311,118
District of Columbia--1.3%		
District of Columbia		
Zero Coupon, 7/1/2005 (Insured; FSA)	2,890,000	2,889,798
Florida--4.8%		
Highlands County Health Facilities Authority, Revenue		
(Adventist Health/Sunbelt) 3.35%, 9/1/2005	4,000,000	4,003,000
Hillsborough County Industrial Development Authority,		
HR (Tampa General Hospital Project)		
4%, 10/1/2006	1,640,000	1,660,156
Lee County Industrial Development Authority,		
Healthcare Facilities Revenue		
(Cypress Cove at Healthpack Florida, Inc. Project)		
4.75%, 10/1/2008	3,000,000	3,002,070
Tampa, Revenue (Health System-		
Catholic Health)		
5%, 11/15/2009 (Insured; MBIA)	1,000,000	1,074,600
West Orange Healthcare District, Revenue		
5.30%, 2/1/2007	1,155,000	1,194,328

Georgia--3.5%		
Development Authority of the City of		
Milledgeville and Baldwin County, Revenue		
(Georgia College and State University		
Foundation Property III, LLC		
Student Housing System Project):		
5%, 9/1/2007	640,000	659,546
5%, 9/1/2008	835,000	867,724
5%, 9/1/2009	1,045,000	1,091,931
Municipal Electric Authority of Georgia,		
Project One Subordinated		
5%, 1/1/2009 (Insured; AMBAC)	5,000,000	5,313,900
Hawaii--.6%		
Kuakini, Health System Special Purpose Revenue		
5%, 7/1/2007	1,235,000	1,259,614
Illinois--3.9%		
Alton, Hospital Facility Revenue		
(Saint Anthonys Health Center)		
5.875%, 9/1/2006	830,000	834,963
Chicago Housing Authority, Capital Program Revenue		
5%, 7/1/2006	4,000,000	4,079,440
Illinois Development Finance Authority, SWDR		
(Waste Management Inc. Project)		
5.05%, 1/1/2010	2,000,000	2,095,820
Northern Illinois University, Revenues		
(Auxilary Facilities System)		
Zero Coupon, 4/1/2006 (Insured; FGIC)	1,865,000	1,827,588
Indiana--3.8%		
Indiana Development Finance Authority, SWDR		
(Waste Management Inc. Project) 2.70%, 10/1/2005	1,000,000	997,870
Indiana Health Facility Financing Authority, Revenue:		
(Ascension Health Subordinate Credit Group)		
5%, 5/1/2009	2,500,000	2,663,000
Hospital (Methodist Hospital Inc.)		
5%, 9/15/2005	1,000,000	1,004,110
Purdue University, University Revenues		
(Purdue University Student Facilities System)		
5%, 7/1/2006	3,755,000	3,839,675
Iowa--2.9%		
Ankeny Community School District,		
Sales and Services Tax Revenue		
(School Infrastructure) 4%, 7/1/2006	2,560,000	2,587,494
Coralville, GO Annual Appropriation,		
Corporate Purpose		
5%, 6/1/2007	1,000,000	1,031,340
Eddyville, PCR (Cargill Inc. Project)		
5.40%, 10/1/2006	2,760,000	2,841,227
Kansas--1.8%		
Burlington, EIR (Kansas City Power and Light):		
4.75%, Series A, 10/1/2007	1,000,000	1,029,800
4.75%, Series B, 10/1/2007	2,000,000	2,055,220
4.75%, Series D, 10/1/2007	1,000,000	1,027,610
Kentucky--.9%		
Northern Kentucky Water District, Revenue, BAN		
3.25%, 5/1/2007	2,000,000	2,000,240
Louisiana--1.4%		
Calcasieu Parish Industrial Development Board, PCR		
(Occidental Petroleum Project)		
4.80%, 12/1/2006	3,000,000	3,065,310
Maine--1.0%		
Maine Educational Loan Marketing Corp.,		
Subordinate Loan Revenue		
6.50%, 11/1/2009	2,195,000	2,341,363
Massachusetts--.7%		
Massachusetts Health and Educational Facilities		
Authority, Revenue		
(Partners Healthcare System)		
5%, 7/1/2008	1,500,000	1,585,980
Michigan--5.0%		
Michigan Hospital Finance Authority		
(Sparrow Obligation Group):		
5%, 11/15/2005	1,250,000	1,260,150
5%, 11/15/2006	1,500,000	1,539,855
5.25%, 11/15/2008	3,000,000	3,192,180
University of Michigan, University Revenues		
(Hospital) 5%, 12/1/2006	5,100,000	5,254,428
Mississippi--1.4%		
Mississippi (Gaming Counties		
Highway Improvements Project)		
5%, 10/1/2008 (Insured; AMBAC)	3,000,000	3,199,380
Missouri--.9%		
Saint Louis Industrial Development Authority,		
MFHR (Vaughn Elderly Apartments Project)		
4%, 12/20/2006	2,000,000	2,004,260
Nebraska--1.4%		
University of Nebraska, University Revenues		
(Lincoln Memorial Stadium)		
5%, 11/1/2007	3,035,000	3,173,426
Nevada--1.3%		
Washoe County Airport Authority,		
Airport System Improvement Revenue		
5%, 7/1/2005 (Insured; FGIC)	3,025,000	3,025,182
New Hampshire--1.9%		
New Hampshire Business Finance Authority,		
PCR (United Illuminating)		
3.50%, 2/1/2009	4,360,000	4,319,583
New Jersey--4.7%		
New Jersey Economic Development Authority, Revenue:		
Cigarette Tax		
5%, 6/15/2008	2,750,000	2,880,295
Department of Human Services (Pooled Financing)		
4%, 7/1/2005	1,350,000	1,350,040
First Mortgage		
(Cadbury Corp. Project)		
4.65%, 7/1/2006 (Insured; ACA)	1,565,000	1,576,894
Market Transition Facility		
5%, 7/1/2005 (Insured; MBIA)	2,500,000	2,500,175
Union County Utilities Authority, Solid Waste Revenue		
Senior Lease (Ogden Martin)		
5.50%, 6/1/2008 (Insured; AMBAC)	2,240,000	2,388,109
New Mexico--.9%		
Jicarilla Apache Nation, Revenue		
4%, 9/1/2008	765,000	780,315
New Mexico Financing Authority, Revenue		
(Public Project Revolving Fund)		
4%, 6/1/2007 (Insured; AMBAC)	1,145,000	1,171,816
New York--10.5%		
Dutchess County Industrial Development Agency,		
IDR (IBM Project)		
5.45%, 12/1/2009	2,000,000	2,167,640
New York City 5%, 8/1/2006	1,500,000	1,536,615
New York State Dormitory Authority:		
(City University System Consolidated		
Fifth General Resolution Revenue)		
5.25%, 1/1/2009	2,000,000	2,137,920
(Lenox Hill Hospital Obligation Group)		
5.25%, 7/1/2008	1,250,000	1,316,762
LR (Court Facilities Lease-New York City Issue)		
5%, 5/15/2007	3,500,000	3,647,420
(South Nassau Communities Hospital)		
5.25%, 7/1/2009	945,000	1,007,720
New York State Urban Development Corp., Correctional		
and Youth Facilities, Service Contract Revenue		
(Empire State Development Corp.)		
5.25%, 1/1/2009	2,000,000	2,132,580
Port Authority of New York and New Jersey,		
Special Obligation Revenue,		
(Special Project- JFK International Air Terminal 6)		
6.25%, 12/1/2008 (Insured; MBIA)	2,000,000	2,189,100
Tobacco Settlement Financing Corp. of New York,		
Revenue Asset Backed:		
5%, 6/1/2006	1,200,000	1,224,600
4%, 6/1/2007	4,275,000	4,357,678
5%, 6/1/2007	2,000,000	2,074,960
North Carolina--1.6%		
Durham, COP		
4%, 6/1/2008	2,000,000	2,058,980
North Carolina Medical Care Commission		
Retirement Facilities, Revenue, First Mortgage		
(Cypress Glen) 3.80%, 10/1/2007	1,500,000	1,494,645
Ohio--2.5%		
Hamilton County Local District, Cooling Facilities		
Revenue (Trigen Cinergy)		
4.60%, 6/1/2009	2,000,000	2,029,880
Lorain County, HR, Improvement (Catholic Healthcare)		
5.25%, 10/1/2007	3,515,000	3,684,704
Oklahoma--4.7%		
Oklahoma Development Finance Authority, LR:		
(Master Oklahoma State System Higher Education)		
4%, 6/1/2006	1,000,000	1,011,320
(Oklahoma State System Higher Education)		
3%, 12/1/2008 (Insured; MBIA)	1,000,000	1,002,830
Tulsa County, Combined Purpose:		
Independent School District Number 1		
Zero Coupon, 8/1/2007 (Insured; MBIA)	2,000,000 a	1,879,660
Independent School District Number 5:		
4%, 7/1/2005	1,125,000	1,125,045
4%, 7/1/2006	1,125,000	1,140,098
4%, 7/1/2007	1,125,000	1,152,326
4%, 7/1/2008	1,160,000	1,197,619
Tulsa's Port of Catoosa Facilities Authority,		
IDR (Cargill, Inc. Project)		
5.35%, 9/1/2006	2,100,000	2,157,456

Pennsylvania--5.5%			
Allegheny County, Airport Revenue			
(Pittsburgh International Airport)			
5.75%, 1/1/2006 (Insured; MBIA)	2,000,000		2,027,600
Allegheny County Industrial Development Authority, Revenue			
(Western Pennsylvania School for Blind Children)			
2.75%, 7/1/2006	1,500,000		1,500,000
Philadelphia Hospitals and Higher Education			
Facilities Authority, Revenue			
(Jefferson Health System):			
5%, 5/15/2009	1,795,000		1,894,820
5%, 5/15/2009	2,310,000		2,446,475
Port Authority of Allegheny County, GAN			
4%, 6/30/2006 (LOC; PNC Bank)	2,300,000	a	2,330,958
Temple University of the Commonwealth System of			
Higher Education,			
University Funding Obligations			
4%, 4/28/2006	2,125,000		2,146,739
Rhode Island--.5%			
Rhode Island Health and Educational Building Corp.,			
Revenue (Hospital Financing)			
3%, 9/1/2006 (LOC; Fleet National Bank)	1,165,000		1,166,130
South Carolina--.5%			
College of Charleston, Higher Education Facilities Revenue			
4%, 10/1/2005 (Insured; FGIC)	1,145,000		1,148,939
Tennessee--.9%			
The Health, Educational and Housing Facility			
Board of the County of Shelby, Revenue			
(Baptist Memorial Health Care)			
5%, 10/1/2008	2,000,000		2,107,120
Texas--.9%			
North Central Texas Health Facility Development Corp.,			
Revenue (Baylor Health Care System Project)			
5.50%, 5/15/2007	2,000,000		2,087,440
Utah--1.0%			
Utah Board of Regents, Student Loan Revenue			
5%, 5/1/2006	2,310,000		2,346,290
Virginia--9.5%			
Chesterfield County Industrial Development Authority, PCR			
(Virginia Electric and Power Co.)			
5.50%, 10/1/2009	3,000,000		3,129,270
Fairfax County Economic Development Authority, RRR			
5.85%, 2/1/2006 (Insured; AMBAC)	4,000,000		4,070,960
Fredericksburg Industrial Development Authority,			
Hospital Facilities Revenue			
(Medicorp Health System)			
5%, 8/15/2006	1,665,000		1,702,179
Hopewell, Public Improvement			
5%, 7/15/2009	3,250,000		3,356,112
Roanoke Industrial Development Authority, HR			
(Carilion Health System)			
4%, 7/1/2006 (Insured; MBIA)	3,235,000		3,275,858
Southwest Virginia Regional Jail Authority,			
Jail Facilities GAN			
3%, 9/1/2006 (Insured; MBIA)	4,000,000		4,002,320
York County Industrial Development Authority, PCR			
(Virginia Electric and Power Co.)			
5.50%, 7/1/2009	2,000,000		2,086,180
Washington--1.2%			
Energy Northwest, Wind Project Revenue			
4.30%, 7/1/2005	615,000		615,012
Washington, COP			
(Department of Ecology)			
4.50%, 4/1/2008 (Insured; AMBAC)	1,000,000		1,040,520
Washington Public Power Supply System			
(Nuclear Project Number 2 Revenue)			
5.75%, 7/1/2009	1,000,000		1,101,610
Wisconsin--3.0%			
Badger Tobacco Asset Securitization Corp.,			
Tobacco Settlement Asset-Backed:			
5.50%, 6/1/2006	2,000,000		2,035,540
5.50%, 6/1/2010	1,500,000		1,621,635
Racine, SWDR (Republic Services Project)			
3.25%, 4/1/2009	2,000,000		1,959,380
Wisconsin Health and Educational Facilities Authority,			
Revenue			
(Froedtert and Community Health, Inc. Obligated Group)			
5%, 4/1/2010	1,000,000		1,072,570
U.S. Related--2.1%			
Puerto Rico Public Buildings Authority,			
Revenue (Government Facilities)			
4.50%, 7/1/2007	4,605,000		4,717,362
Total Long-Term Municipal Investments			
(cost $221,824,332)			221,932,522
Short-Term Municipal Investment--4.9%			
Pennsylvania Higher Education Assistance Agency,			
Student Loan Revenue, VRDN			
2.33% (Insured; AMBAC)			
(cost $11,000,000)	11,000,000	c	11,000,000
Total Investments (cost $232,824,332)	102.9%		232,932,522
Liabilities, Less Cash and Receivables	(2.9)%		(6,499,869)
Net Assets	100.0%		226,432,653

Notes to Statement of Investments:

a Purchased on delayed delivery basis.

b At June 30, 2005, the fund had $59,453,950 or 26.3% of net assets invested in securities whose payment of principal and interest is dependent upon revenues generated from health care projects.

c Securities payable on demand. Variable interest rate - subject to periodic change.

the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.